SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
CENTRAL PARKING CORPORATION
(Name of Issuer and Person Filing Statement)
Common Stock, $.01 par value
per share
(Title of Class of Securities)
154785 10 9
(CUSIP Number of Class of Securities)
Benjamin F. Parrish, Jr.
Senior Vice President and General Counsel
Central Parking Corporation
2401 21st Avenue South
Nashville, Tennessee 37212
(615) 297-4255
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238
(615) 256-0500
CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee

$73,700,000	$8,674.49
* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 4,400,000 shares of common stock are purchased for $16.75 per share.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by Central Parking Corporation, a Tennessee corporation (the “Company”), to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated August 12, 2005 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer,” and both of which are filed as part of Exhibit (a)(1) to this Schedule TO) up to 4,400,000 shares of the Company’s common stock, par value $0.01 per share, at a price not greater than $16.75 nor less than $14.50 per share, net to the seller in cash without interest thereon.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and address.
     The information set forth in the Offer to Purchase in the sections entitled “Where You Can Find More Information” and “The Offer—Information About Central Parking Corporation; Recent Developments” is incorporated herein by reference.
     (b) Securities.
     The information set forth in the Offer to Purchase on the cover page and in the sections entitled “Introduction” and “The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Price Range of Shares” is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.
     Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Monroe J. Carell, Jr.	Executive Chairman
Emanuel J. Eads	President and Chief Executive Officer
James H. Bond	President – International Operations
William H. Bodenhamer	President – USA Parking
Robert Cizek	Senior Vice President
Donald N. Holmes	Senior Vice President – Human Resources
Alan J. Kahn	Executive Vice President
Gregory D. Maxey	Senior Vice President
Benjamin F. Parrish, Jr.	Senior Vice President and General Counsel
William R. Porter	Senior Vice President – Acquisitions
Jeff Heavrin	Senior Vice President and Chief Financial Officer
Gregory J. Stormberg	Executive Vice President
Raymond T. Baker	Director
Kathryn Carell Brown	Director
Cecil Conlee	Director
Lewis Katz	Director
Edward G. Nelson	Director
Owen G. Shell, Jr.	Director
William B. Smith	Director
     The address and telephone number of each director and executive officer is: c/o Central Parking Corporation, 2401 21st Avenue South, Nashville, Tennessee 37212, (615) 297-4255.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Purchase in the sections entitled “Introduction,” “The Offer—Number of Shares; Proration; Expiration Date,” “The Offer—Procedures for Tendering Shares,” “The Offer—Withdrawal Rights,” “The Offer—Acceptance for Payment of Shares and Payment of Purchase Price,” “The Offer—Extension of the Offer; Termination; Amendments,” “The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” and “The Offer—U.S. Federal Income Tax Considerations” is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Conditions of the Offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.

     (b) Securities Transactions.
     The information set forth in the Offer to Purchase in the section entitled “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     The information set forth in the Offer to Purchase in the sections entitled “Introduction,” “The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” and “The Offer—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information.
     Not applicable.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Purchase in the sections entitled “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” and “The Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) Other Material Information.
     The information set forth in the Offer to Purchase in the sections entitled “The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” and “The Offer—Information About Central Parking Corporation; Recent Developments” is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 12, 2005.

(a)(1)(ii)	Letter of Transmittal and instructions thereto.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to Participants in the Central Parking Corporation 1996 Employee Stock Purchase Plan.

(a)(2)	Letter to shareholders from Monroe J. Carell, Jr., Executive Chairman of Central Parking Corporation, dated August 12, 2005.

(a)(5)(i)	Press release issued by Central Parking Corporation on August 11, 2005.

(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on August 12, 2005.

(b)(i)	Credit Agreement dated February 28, 2003, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 99.2 on Form 8-K filed on March 4, 2003).

(b)(ii)	First Amendment to Credit Agreement dated August 12, 2003, by Bank of America, N.A. and Central Parking Corporation. (Incorporated by reference to Exhibit 10.3 on Form 10-Q filed on August 14, 2003).

(b)(iii)	Second Amendment to the Credit Facility dated June 4, 2004 by Bank of America, N.A. and Central Parking Corporation (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on August 13, 2004).

(b)(iv)
Third Amendment to Credit Agreement dated January 25, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on February 9, 2005).

(b)(v)
Fourth Amendment to Credit Agreement dated August 11, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 8-K filed on August 12, 2005).

(d)(i)	1995 Incentive and Nonqualified Stock Option Plan for Key Personnel (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(ii)
Amendment to the 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel increasing the number of shares licensed for issuance under the plan to 3,817,500 (Incorporated by reference to Exhibit 10.1 (b) of the Company’s Annual Report on Form 10-K for the year ended September 30, 2000).

(d)(iii)	Form of Option Agreement under Key Personnel Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(iv)	1995 Restricted Stock Plan (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(v)	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.5.2 to the Company’s Registration Statement No.33-95640 on Form S-1).

(d)(vi)	Monroe J. Carell, Jr. Revised Deferred Compensation Agreement, as amended (Incorporated by reference to Exhibit 10.1(f) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(vii)	Monroe J. Carell, Jr. Employment Agreement (Incorporated by reference to Exhibit 10.1(g) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(viii)	Performance Unit Agreement between Central Parking Corporation and James H. Bond (Incorporated by reference to Exhibit 10.11.1 to the Company’s Registration Statement No. 33-95640 on Form S-1.)

(d)(ix)	Modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (j) to the Company’s Annual Report on Form 10-K filed on December 27, 1997).

(d)(x)	Second modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (k) to the Company’s Report on Form 10-Q for the period ended March 31, 2001).

(d)(xi)	Deferred Stock Unit Plan (Incorporated by reference to Exhibit 10.1(n) to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

(d)(xii)	James H. Bond Employment Agreement dated as of May 31, 2001 (Incorporated by reference to Exhibit 10.1(p) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xiii)	Emanuel J. Eads Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(q) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xiv)	Jeff L. Wolfe Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(s) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xv)	Form of Senior Executive Employment Agreement (Incorporated by reference to Exhibit 10.1(a) to the Company’s Annual Report on Form 10-K filed on December 24, 2003).

(d)(xvi)	1995 Nonqualified Stock Option Plan for Directors (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xvii)
Amendment to the 1995 Nonqualified Stock Option Plan for Directors increasing the number of shares reserved for issuance under the plan to 475,000 (Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

(d)(xviii)	Form of Option Agreement under Directors plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xix)	Indemnification Agreement for Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xx)	1996 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxi)	Exchange Agreement between the Company and Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxii)
Consulting Agreement dated as of February 12, 1998, by and between Central Parking Corporation and Lewis Katz (Incorporated by reference to Exhibit 10.20 of the Company’s Report on Form 10-K for the period ended September 30, 1999).

(d)(xxiii)
Shareholders’ Agreement and Agreement Not to Compete by and among Central Parking Corporation, Monroe J. Carell, Jr., Lewis Katz and Saul Schwartz dated as of February 12, 1998 (Incorporated by reference to Exhibit 10.23 of the Company’s Report on Form 10-K for the period ended September 30, 1999).

(g)	Not Applicable.

(h)	Not Applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL PARKING CORPORATION
By:	/s/ Benjamin F. Parrish, Jr.
Benjamin F. Parrish, Jr.
Senior Vice President and General Counsel

Dated: August 12, 2005

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase, dated August 12, 2005.

(a)(1)(ii)	Letter of Transmittal and instructions thereto.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to Participants in the Central Parking Corporation 1996 Employee Stock Purchase Plan.

(a)(2)	Letter to shareholders from Monroe J. Carell, Jr., Executive Chairman of Central Parking Corporation, dated August 12, 2005.

(a)(5)(i)	Press release issued by Central Parking Corporation on August 11, 2005 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed on August 12, 2005).

(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on August 12, 2005.

(b)(i)	Credit Agreement dated February 28, 2003, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 99.2 on Form 8-K filed on March 4, 2003).

(b)(ii)	First Amendment to Credit Agreement dated August 12, 2003, by Bank of America, N.A. and Central Parking Corporation. (Incorporated by reference to Exhibit 10.3 on Form 10-Q filed on August 14, 2003).

(b)(iii)	Second Amendment to the Credit Facility dated June 4, 2004 by Bank of America, N.A. and Central Parking Corporation (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on August 13, 2004).

(b)(iv)
Third Amendment to Credit Agreement dated January 25, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on February 9, 2005).

(b)(v)
Fourth Amendment to Credit Agreement dated August 11, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 8-K filed on August 12, 2005).

(d)(i)	1995 Incentive and Nonqualified Stock Option Plan for Key Personnel (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

Exhibit
No.	Description
(d)(ii)
Amendment to the 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel increasing the number of shares licensed for issuance under the plan to 3,817,500 (Incorporated by reference to Exhibit 10.1 (b) of the Company’s Annual Report on Form 10-K for the year ended September 30, 2000).

(d)(iii)	Form of Option Agreement under Key Personnel Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(iv)	1995 Restricted Stock Plan (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(v)	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.5.2 to the Company’s Registration Statement No.33-95640 on Form S-1).

(d)(vi)	Monroe J. Carell, Jr. Revised Deferred Compensation Agreement, as amended (Incorporated by reference to Exhibit 10.1(f) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(vii)	Monroe J. Carell, Jr. Employment Agreement (Incorporated by reference to Exhibit 10.1(g) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(viii)	Performance Unit Agreement between Central Parking Corporation and James H. Bond (Incorporated by reference to Exhibit 10.11.1 to the Company’s Registration Statement No. 33-95640 on Form S-1.)

(d)(ix)	Modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (j) to the Company’s Annual Report on Form 10-K filed on December 27, 1997).

(d)(x)	Second modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (k) to the Company’s Report on Form 10-Q for the period ended March 31, 2001).

(d)(xi)	Deferred Stock Unit Plan (Incorporated by reference to Exhibit 10.1(n) to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

(d)(xii)	James H. Bond Employment Agreement dated as of May 31, 2001 (Incorporated by reference to Exhibit 10.1(p) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xiii)	Emanuel J. Eads Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(q) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xiv)	Jeff L. Wolfe Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(s) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xv)	Form of Senior Executive Employment Agreement (Incorporated by reference to Exhibit 10.1(a) to the Company’s Annual Report on Form 10-K filed on December 24, 2003).

(d)(xvi)	1995 Nonqualified Stock Option Plan for Directors (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xvii)
Amendment to the 1995 Nonqualified Stock Option Plan for Directors increasing the number of shares reserved for issuance under the plan to 475,000 (Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

Exhibit
No.	Description

(d)(xviii)	Form of Option Agreement under Directors plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xix)	Indemnification Agreement for Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xx)	1996 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxi)	Exchange Agreement between the Company and Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxii)
Consulting Agreement dated as of February 12, 1998, by and between Central Parking Corporation and Lewis Katz (Incorporated by reference to Exhibit 10.20 of the Company’s Report on Form 10-K for the period ended September 30, 1999).

(d)(xxiii)
Shareholders’ Agreement and Agreement Not to Compete by and among Central Parking Corporation, Monroe J. Carell, Jr., Lewis Katz and Saul Schwartz dated as of February 12, 1998 (Incorporated by reference to Exhibit 10.23 of the Company’s Report on Form 10-K for the period ended September 30, 1999).